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                                                              Rule 424(b)(3)
                                                              File No. 333-61303

PRICING SUPPLEMENT NO. 4 DATED OCTOBER 20, 2000
(To Prospectus Dated August 31, 2000 and
Prospectus Supplement Dated September 18, 1998)



                                   $50,000,000
                            Kimco Realty Corporation
                           Series B Medium-Term Notes
                   Due Nine Months or More from Date of Issue

                                Fixed Rate Notes

Interest Rate: 7.68%
Trade Date: October 20, 2000

Issue Price: 100%
Agent's Discount or Commission: $250,000
Net Proceeds to Issuer: $49,750,000

Original Issue Date: October 30, 2000
Stated Maturity Date: November 1, 2005

Interest Payment Dates (if other than April 1 and October 1): N/A

Book Entry: /X/                     Certificated: / /

Authorized Denomination: /X/  $1,000 and integral multiples thereof  / / Other:
Minimum Denomination:    /X/  $1,000    / / Other:
Specified Currency:   /X/   United States dollars        / / Other:
Exchange Rate Agent: N/A

Redemption:   /X/   The Notes cannot be redeemed prior to maturity.
              / /   The Notes may be redeemed prior to maturity, as follows:
                          Initial Redemption Date:
                          Initial Redemption Percentage:
                          Annual Redemption Percentage Reduction:

Repayment:    /X/   The Notes cannot be repaid prior to maturity.
              / /   The Notes may be repaid prior to maturity, as follows:
                          Optional Repayment Dates:

Additional/Other Terms: None

Addendum Attached:      / / Yes       /X/ No

Agent:     /X/ Merrill Lynch & Co. (as principal)
           / / Chase Securities Inc.
           / / Banc One Capital Markets, Inc.
           / / J.P. Morgan Securities Inc.
           / / Morgan Stanley & Co. Incorporated
           / / Goldman, Sachs & Co.
           / / Legg Mason Wood Walker, Incorporated
           / / Other:

                       Increase in Size of Series B Notes

Kimco Realty Corporation has raised from $200,000,000 to $310,000,000 the aggregate principal amount of the Series B Medium Term Notes that have been or may be issued from time to time. As indicated in the prospectus supplement dated September 18, 1998, Kimco Realty Corporation may in the future, from time to time, increase this amount without the consent of holders of the Series B Medium-Term Notes.


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           Additional United States Federal Income Tax Considerations

                  The effective date of the final regulations regarding withholding and information rules applicable to non-U.S. Holders discussed in the Prospectus Supplement under the heading "Certain United States Federal Income Tax Considerations--Backup Withholding" has been changed. The final regulations are generally effective for payments made after December 31, 2000, subject to certain transition rules.

         Recently, legislation was enacted that modifies some of the rules that apply to REITs. The new legislation includes a provision that prevents a REIT from owning more than 10% by vote or value of the securities of another issuer. As discussed in the Prospectus under the heading "Certain Federal Income Tax Consequences To The Company Of Its REIT Election -- Taxation of the Company as a REIT -- Asset Tests," a REIT previously could not own more than 10% of the outstanding voting securities of any one issuer. The legislation, however, allows a REIT to own any percentage of the voting stock and value of a taxable REIT subsidiary, provided all of a REIT's taxable REIT subsidiaries do not represent more than 20% of the REIT's total assets and at least 75% of the REIT's total assets are real estate assets or other qualifying assets. Additionally, the legislation includes a provision that prevents a taxable REIT subsidiary from deducting interest on debt funded directly or indirectly by a REIT if certain tests regarding the taxable REIT subsidiary's debt to equity ratio and interest expense are satisfied. The legislation also includes a provision that reduces the REIT distribution requirement from 95% to 90% of a REIT's taxable income. The REIT distribution requirement is discussed in the Prospectus under the heading "Certain Federal Income Tax Consequences To The Company Of Its REIT Election - Taxation of the Company as a REIT - Annual Distribution Requirements." This legislation may require Kimco Realty Corporation to restructure its interest in Kimco Realty Services, Inc. because Kimco Realty Corporation owns more than 10% of the value of Kimco Realty Services, Inc. and because Kimco Realty Corporation has loaned funds to Kimco Realty Services, Inc. Kimco Realty Corporation does not believe any such restructuring would have a material impact on its financial results or financial position. The REIT provisions contained in this legislation are generally effective for taxable years ending after December 31, 2000. In addition, the legislation includes a provision that provides transition rules to allow corporations, like Kimco Realty Services, Inc. to convert into "taxable REIT subsidiaries" tax-free.

         The Treasury Department recently published temporary regulations that include rules that are similar to the rules set forth in Internal Revenue Service Notice 88-19. See the discussion in the Prospectus under the heading "Certain Federal Income Tax Considerations To The Company Of Its REIT Election - Taxation of the Company as a REIT." The temporary regulations provide that a REIT must file an election to be subject to the rules of section 1374 of the Internal Revenue Code and regulations thereunder with respect to the net built-in-gain of C corporation assets that become assets of a REIT by the qualification of the C corporation as a REIT or by the transfer of the assets of a C corporation to a REIT in a transaction in which the assets have a carryover basis in the hands of the REIT. The election must be filed with a REITs first Federal income tax return filed after March 8, 2000 in cases where the assets of the C corporation became assets of a REIT after June 10, 1987 but before March 8, 2000. Kimco Realty Corporation has timely filed this election for all such assets and it intends to timely file all other similar elections with respect to any assets Kimco Realty Corporation acquires from a C corporation after March 8, 2000 that have a carryover basis in Kimco Realty Corporation's hands.